Exhibit 99.5

response Unless the document context dated otherwise September requires, 27, terms 2024 used (the “in Composite this YELLOW Document Form ”) of jointly Acceptance issued by of Ping the Lufax An Insurance PSU Arrangement (Group) Company shall bear of China, the same Ltd. meanings , An Ke Technology as those defined Company in the Limited accompanying and China composite Ping An Insurance offer and Overseas ädä¡Çôä¤ô€¡eôô€€Õ~™ä (Holdings) Limited (collectively, the “Offeror Group”) and Lufax Holding Ltd (“Lufax”). €~™2024û9~27ÕÕÛ€~Õ™ä¤Íf Acceptance Hong Kong of Exchanges the Lufax and PSU Clearing Arrangement, Limited, make The Stock no representation Exchange of as Hong to its Kong accuracy Limited or completeness and Hong Kong and Securities expressly disclaim Clearing any Company liability Limited whatsoever take no for responsibility any loss howsoever for the arising contents from of this or in YELLOW reliance upon Form the of whole äeÕää¡Çô or any part of the contents of this YELLOW Form of Acceptance of the Lufax PSU Arrangement. dàÎdÚ ä¡Çô¼àÎàÚÎÆåÎf PLEASE USE THIS YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT IF YOU WANT TO ACCEPT THE LUFAX PSU ARRANGEMENT. í¡Çô, ¡Çôf Ping An Insurance (Group) Companyof China, Ltd. (A joint stock limited company incorporated in the People’s Republic of China with limited liability) €¡ Lufax Holding Ltd Stock Code: 2318 (HKD counter) and 82318 (RMB counter) ¡j2318€82318€ ä (Incorporated in the Cayman Islands with limited liability) An Ke Technology Company Limited € ô (Stock Code: 6623) (Incorporated in Hong Kong with limited liability) €¡j6623 € (NYSE Stock Ticker: LU) €äjLU China Ping An Insurance Overseas (Holdings) Limited ô€ (Incorporated in Hong Kong with limited liability) € YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT AND CANCELLATION OF ä¡Çôää¡Ç LUFAX PSUS GRANTED BY LUFAX HOLDING LTD All parts should be completed in full To: email HR Department to PUB_LKGHR@lu. of Lufax com marked “Lufax Holding Ltd ” by jäõ { Lufax PSU Arrangement ¯PUB_LKGHR@lu.comd~ Ñ¡Çô™ FOR below, THE upon CONSIDERATION and subject to the terms stated and below, conditions the Lufax contained PSU herein Holder and named in the below Composite hereby Document. accepts the Lufax PSU Arrangement and agrees to the surrender for cancellation the number of Lufax PSU(s) specified ä¡ÇÀä¡ÇôÍ¨ÛÀä¡ÇdòÕäf Lufax PSUs granted under the Lufax 2019 Performance Share Unit Plan adopted by Lufax in September 2019 ä2019û9~ä2019û¡Çä¡Ç Number of Unvested Lufax PSUs surrendered Number of Unlocked Lufax PSUs FIGURES WORDS for cancellation: (Note)¡Ç Û¡ Number of Locked Lufax PSUs FIGURES WORDS Çj€ ¡Ç Family name Ôï Forename Details of Lufax PSU Holder Address ¡Ç Þ Telephone number Number of Unlocked Lufax PSUs US$ 1.127 1.127 ¡Ç US$ – Unlocking 1.127, subject conditions: to the The following Locked terms Lufax and PSUs conditions: shall continue to unlock in accordance with, and subject to, the CONSIDERATION for cancellation of each Unvested Lufax PSU: – Settlement: existing schedule The cancellation and conditions price of will grant be under paid to the the Lufax holders 2019 of Performance the Locked Lufax Share PSUs Unit Plan. following the unlocking of Number of Locked Lufax PSUs ¡¡Çj ¡Ç 1.127dØÕj the respective Lufax PSUs. Ñj¡Ç2019û¡Çd2019û¡Çf Ñj¡¡Ç¡Çf Signedä¡ÇßÀÔj by the Lufax PSU Holder in the presence of: Signature of Witness Ôj Name of Witness Ôj Signature of the Lufax PSU Holder ä¡ÇÔ Address of Witness Þj Date of signing this YELLOW Form of Acceptance of the Lufax PSU Arrangement Occupation of Witness Øj ä¡Çô Note: Insert of Unlocked the total Lufax number PSUs of than Lufax your PSUs registered for which holding the Lufax of Unlocked PSU Arrangement Lufax PSUs is accepted. or those physical With respect Unlocked to Unlocked Lufax PSUs Lufax tendered PSUs, if for no acceptance number is inserted of the Lufax or the PSU number Arrangement, inserted is and greater you than have the signed number this Locked YELLOW Lufax Form PSUs, of Acceptance if no number of is the inserted Lufax or PSU the Arrangement, number inserted this is YELLOW greater or Form smaller of than Acceptance the number of the of Lufax Locked PSU Lufax Arrangement PSUs than will your be registered returned ho lding to you for of Locked correction Lufax and PSUs resubmission. or those physical With respect Locked to Lufax Lufax PSU PSUs Arrangement tendered for will acceptance be returned of the to Lufax you for PSU correction Arrangement, and resubmission. and you have Any signed corrected this YELLOW YELLOW Form Form of of Acceptance Acceptance of of the the Lufax Lufax PSU PSU Arrangement Arrangement, must this be YELLOW resubmitted Form and of received Acceptance by the of HR the j ä¡Çôää¡Çfä¡Çdàäåcä¡Çà Department of Lufax by no later than 4:00 p.m. (Hong Kong time) on the Closing Date. ä¡ÇôäÛä¡Çdcä¡Çôdä¡ÇôÛcÚ ¾Áfä¡Çdàäåà¡cä¡Çàä¡ÇôäÛä ¡Çdcä¡Çôdä¡ÇôÛcÚ¾ÁfÎä¡Ç ô¾ÁäõdíÎ€f

THIS YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of this YELLOW Form of Acceptance of the Lufax PSU Arrangement or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, a bank manager, solicitor, professional accountant or other professional adviser.

The Lufax PSU Arrangement is made by the Joint Offerors to cancel all outstanding Lufax PSUs. The making of the Lufax PSU Arrangement to the Overseas Lufax PSU Holders may be subject to the laws of the relevant jurisdictions. The making of the Lufax PSU Arrangement to such Overseas Lufax PSU Holders and their acceptances of the Lufax PSU Arrangement may be prohibited or affected by the laws or regulations of the relevant jurisdictions. If you are an Overseas Lufax PSU Holder, it is your responsibility to satisfy yourself as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith, including any requirement for any governmental, exchange control or other consents, any filing and registration requirements, any necessary formalities, any legal or regulatory requirements and any requirement for the payment of cancellation or other taxes payable by you in respect of the acceptance of the Lufax PSU Arrangement in the relevant jurisdiction. Acceptance of the Lufax PSU Arrangement by you will be deemed to constitute a representation and warranty from you to the Joint Offerors, Lufax and Morgan Stanley that all the laws and regulations of the relevant jurisdictions have been complied with and that the Lufax PSU Arrangement can be accepted by you, lawfully under the laws and regulations of the relevant jurisdictions. You should consult your professional advisers if in doubt. The Offeror Group, Lufax and Morgan Stanley or any of their respective beneficial owners, directors, officers, advisers, associates, agents or any other persons involved in the Lufax PSU Arrangement shall be entitled to be fully indemnified and held harmless by you for any taxes they may be required to pay.

This YELLOW Form of Acceptance of the Lufax PSU Arrangement should be read in conjunction with the Composite Document. The provisions of Appendix I to the Composite Document are incorporated into and form part of this YELLOW Form of Acceptance of the Lufax PSU Arrangement.

HOW TO COMPLETE THIS YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT

To accept the Lufax PSU Arrangement with respect to Locked Lufax PSUs made by the Joint Offerors, you must deliver this YELLOW Form of Acceptance of the Lufax PSU Arrangement, together with the relevant certificate(s) (and/or satisfactory indemnity or indemnities required in respect thereof) (if applicable) you intend to tender, stating the number of Lufax PSUs in respect of which you intend to accept the Lufax PSU Arrangement, to HR Department of Lufax by email to PUB_LKGHR@lu.com marked “Lufax Holding Ltd — Lufax PSU Arrangement” as soon as possible and in any event so as to reach the HR Department of Lufax by not later than 4:00 p.m. on the Closing Date, or such later time(s) and/or date(s) as may be announced by the Joint Offerors in compliance with the Takeovers Code and approved by the Executive.

YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT AND CANCELLATION OF LUFAX PSUS

To: The Joint Offerors and Morgan Stanley

1.	My execution of this YELLOW Form of Acceptance of the Lufax PSU Arrangement shall be binding on my successors and assignees, and shall constitute:

(a)

my irrevocable acceptance of the Lufax PSU Arrangement made by the Joint Offerors, as contained in the Composite Document, for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of Lufax PSU(s) specified in this YELLOW Form of Acceptance of the Lufax PSU Arrangement;

(b)

in respect of acceptance of the Lufax PSU Arrangement for my Unlocked Lufax PSU(s), my irrevocable instruction and authority to each of the Joint Offerors, Morgan Stanley and/or their respective agent(s) to make payment to Computershare Hong Kong Investor Services Limited, as my agent, for the cash consideration to which I shall become entitled under the terms of the Lufax PSU Arrangement no later than seven (7) Business Days after the date of receipt of this completed YELLOW Form of Acceptance of the Lufax PSU Arrangement together with all the relevant document(s) by the HR Department of Lufax to render the acceptance, surrender and cancellation under the Lufax PSU Arrangement valid, or within two (2) business days of the Closing Date, whichever is earlier;

(c)

in respect of acceptance of the Lufax PSU Arrangement for my Locked Lufax PSU(s), my understanding and acknowledgement that settlement of the cancellation price will be made by the Joint Offerors on a staggered basis and subject to unlocking of my Locked Lufax PSU(s) in accordance with the existing schedule and conditions of grant under the Lufax 2019 Performance Share Unit Plan, and will be made as soon as possible and in accordance with the following manner: (a) within five (5) business days following the completion of each of the unlocking, Lufax will send to the Joint Offerors a summary of unlocking details and payment directions (the “Unlocking Notice”); and (b) as soon as possible and within ten (10) business days commencing on the first calendar date of the calendar month following the receipt of the Unlocking Notice by the Joint Offerors, settlement of the cancellation price will be made by the Joint Offerors in accordance with the payment directions as stated in the Unlocking Notice;

(d)

my undertaking to execute such further documents and to do such acts and things by way of further assurance as may be necessary or desirable to cancel my Lufax PSU(s) surrendered for cancellation under the Lufax PSU Arrangement;

(e)

my agreement to ratify each and every act or thing which may be done or effected by the Joint Offerors, Lufax and/or Morgan Stanley and/or their respective agent(s) or such person or persons as any of them may direct on the exercise of any of the authorities contained herein; and

(f)

my/our irrevocable instruction and authority to and of the Joint Offerors, Morgan Stanley and/or such person or persons as any of them may direct to complete, amend and execute any documents on my/our behalf in connection with my/our acceptance of the Lufax PSU Arrangement and to do any other act that may be necessary or expedient for the purpose of cancelling my/our Lufax PSU(s) surrendered for cancellation under the Lufax PSU Arrangement.

2.	I understand that acceptance of the Lufax PSU Arrangement by me will result in the cancellation of those relevant Lufax PSUs, together with all rights attaching thereto.

3.

In the event that my acceptance is not valid in accordance with the terms of the Lufax PSU Arrangement, all instructions, authorizations and undertakings contained in paragraph 1 above shall cease, in which event, I authorize and request you to return to me this YELLOW Form of Acceptance of the Lufax PSU Arrangement duly cancelled, together with the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax PSUs and/or any other document(s) (if applicable) evidencing the grant of the Lufax PSUs to me (and/or any satisfactory indemnity or indemnities required in respect thereof), by delivering to the office of Lufax in Hong Kong at the address stated in paragraph 1(b) above for my collection.

4.

I enclose the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax PSUs and/or any other document(s) (if applicable) evidencing the grant of the Lufax PSUs to me (and/or any satisfactory indemnity or indemnities required in respect thereof) for the whole/part of my holding of Lufax PSU(s) which is/are surrendered for cancellation on the terms and conditions of the Lufax PSU Arrangement. I understand that no acknowledgement of receipt of any form(s) of acceptance and/or the relevant certificate(s), document(s) of title or entitlement in respect of the Lufax PSUs and/or any other document(s) (if applicable) evidencing the grant of the Lufax PSUs to me (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

5.

I represent and warrant to the Joint Offerors, Lufax and Morgan Stanley that I am the registered holder of the number of Lufax PSU(s) specified in this YELLOW Form of Acceptance of the Lufax PSU Arrangement and I have the full right, power and authority to surrender the Lufax PSU(s) for cancellation by way of acceptance of the Lufax PSU Arrangement.

6.

I represent and warrant to the Joint Offerors, Lufax and their respective advisers, including Morgan Stanley, the financial adviser to Joint Offerors in respect of the Lufax PSU Arrangement, that I have observed and am permitted under all applicable laws and regulations to which I am subject to receive and accept the Lufax PSU Arrangement, and any revision thereof; and that I have obtained all requisite governmental, exchange control or other consents and made all registrations or filings required in compliance with all necessary formalities and regulatory or legal requirements; and that I have paid all issue, transfer or other taxes or other required payments due from me in connection with such acceptance, surrender and cancellation in any jurisdiction; and I have not taken or omitted to take any action which will or may result in the Joint Offerors, Lufax or Morgan Stanley or any other person acting in breach of the legal or regulatory requirements of any jurisdiction in connection with the Lufax PSU Arrangement or my acceptance thereof and that such acceptance, surrender and cancellation shall be valid and binding in accordance with all applicable laws and regulations.

7.

I represent and warrant to the Joint Offerors, Lufax and Morgan Stanley that I shall be fully responsible for the payment of any issue, transfer or other taxes, duties and other required payments payable by me in connection with my acceptance, surrender and/or cancellation of the Lufax PSU Arrangement.

8.

I acknowledge that, save as expressly provided in the Composite Document and this YELLOW Form of Acceptance of the Lufax PSU Arrangement and as permitted under the Takeovers Code, all acceptances, instructions, authorizations and undertakings hereby given shall be irrevocable.

PERSONAL DATA

Personal Information Collection Statements

This personal information collection statement informs you of the policies and practices of the Joint Offerors, Lufax and Morgan Stanley in relation to personal data and the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “Ordinance”).

1.	Reasons for the collection of your personal data

To accept the Lufax PSU Arrangement for your Lufax PSU(s), you must provide the personal data requested. Failure to supply the requested data may result in the processing of your acceptance being rejected or delayed. It may also prevent or delay the despatch of the consideration to which you are entitled under the Lufax PSU Arrangement.

2.	Purposes

The personal data which you provide in this YELLOW Form of Acceptance of the Lufax PSU Arrangement may be used, held and/or stored (by whatever means) for the following purposes:

•	processing your acceptance and verification of compliance with the terms and application procedures set out in this YELLOW Form of Acceptance of the Lufax PSU Arrangement and the Composite Document;

•	conducting or assisting to conduct signature verification, and any other verification or exchange of information;

•	distributing communications from the Joint Offerors, Lufax, Morgan Stanley and/or their respective agents, officers and advisers;

•	establishing benefit entitlements of the Lufax PSU Holders;

•	making disclosures as required by laws, rules or regulations (whether statutory or otherwise) or as requested by any governmental or regulatory body which has jurisdiction over the Joint Offerors, Lufax, Morgan Stanley and/or their respective agents, officers and advisers;

•	disclosing relevant information to facilitate claims on entitlements;

•	any other purpose in connection with the business of the Joint Offerors, Lufax and Morgan Stanley; and

•	any other incidental or associated purposes relating to the above and/or to enable the Joint Offerors, Lufax and/or Morgan Stanley to discharge their obligations to the Lufax PSU Holders and/or under applicable regulations, and any other purposes which the Lufax PSU Holders may from time to time agree to or be informed of.

3.	Transfer of personal data

The personal data provided in this YELLOW Form of Acceptance of the Lufax PSU Arrangement will be kept confidential but the Joint Offerors, Lufax and/ or Morgan Stanley may, to the extent necessary for achieving the purposes above or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and, in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) such personal data to, from or with any and all of the following persons and entities:

•	the Joint Offerors, Lufax, Morgan Stanley and/or any of their respective agents, officers and advisers;

•	any agents, contractors or third party service providers who offer administrative, telecommunications, computer, payment or other services to the Joint Offerors, Lufax and/or Morgan Stanley in connection with the operation of their business;

•	any regulatory or governmental bodies;

•	any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants, licensed securities dealers or registered institutions in securities; and

•	any other persons or institutions whom the Joint Offerors, Lufax and/or Morgan Stanley consider(s) to be necessary or desirable in the circumstances.

4.	Retention of Personal Data

The Joint Offerors, Lufax and/or Morgan Stanley will keep the personal data provided in this YELLOW Form of Acceptance of the Lufax PSU Arrangement for as long as necessary to fulfil the purposes for which the personal data were collected. Personal data which is no longer required will be destroyed or dealt with in accordance with the Ordinance and other applicable law.

5.	Access and correction of personal data

The Ordinance provides you with rights to ascertain whether the Joint Offerors, Lufax and/or Morgan Stanley hold your personal data, to obtain a copy of that data, and to correct any data that is incorrect. In accordance with the Ordinance, the Joint Offerors, Lufax and/or Morgan Stanley have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Joint Offerors, Lufax or Morgan Stanley (as the case may be).

BY SIGNING THIS YELLOW FORM OF ACCEPTANCE OF THE LUFAX PSU ARRANGEMENT, YOU AGREE TO ALL OF THE ABOVE.